INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

September 25, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Fountain Short Duration High Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 26, 2013, regarding Post-Effective Amendment No. 363 to the Registrant’s Form N-1A registration statement with respect to the Palmer Square Fountain High Income Fund (the “Fund”), a series of the Registrant.  The Registrant has changed the Fund name to the “Fountain Short Duration High Income Fund” and notified Ms. Dubey of the change by telephone on September 12, 2013.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 411 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses Table

1.  Please include the section and page number of the sales load information in the Fund’s SAI in the paragraph above the fees and expenses table, if applicable.

Response:  The Fund does not have sales load information in the Fund’s SAI, hence, no change is necessary.

2. Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the footnote to the Fees and Expenses Table.

Response: The Registrant has included a copy of the amended Appendix to the fee waiver agreement as an Exhibit to the Amendment.

Principal Investment Strategies

3.  Confirm in the response letter whether the Fund’s derivatives positions will count towards the Fund’s 80 percent policy, please confirm that the notional values of those positions will not be used to satisfy that policy.

Response: The Registrant confirms that the Fund intends to include the derivatives positions towards the Fund’s 80 percent policy but will not use the notional values of those positions to satisfy that policy.

Principal Risks

4.  Add interest rate risk separate from “Debt Securities Risks”.

Response:  The Registrant has made the requested revision.

5. In light of the risk factor entitled “Foreign Securities Risk”, remove or disclose that the Fund will invest in foreign securities under Principal Investment Strategies.

Response:  The Registrant added the following statement under Principal Investment Strategies: “The Fund may invest in securities of issuers based outside of the U. S., which will typically be U.S. dollar denominated but may also include securities denominated in non- U.S. currencies.”

More About the Funds’ Investment Objectives, Strategies and Risks

6.  Page 10, Swap Agreements, disclose that the Fund will segregate assets based on the notional values of the credit default swap if the Fund is selling protection with respect to credit default swaps..

Response:  The Registrant has made the requested revision.

7.  Temporary Investments, a fund may only take temporary defensive measure under adverse market conditions, please revise disclosure.

Response:  The Registrant has made the requested revision

Management of the Funds

8.  Page 19, add the date of the semi-annual report where the discussion regarding the basis of the Board’s approval of the Advisory and Sub-Advisory agreements pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response:  The Registration has made the requested revision.

Management of the Fund – Prior Performance of Similar Accounts Managed by the Sub-Advisor

9.  Please confirm that the composite includes any registered investment companies with investment objectives and strategies substantially similar to those of the Fund, if any, that were managed by the Fund’s sub-advisor during the periods presented.

Reponses:  The Fund has confirmed with its sub-advisor that, during the periods presented in the composite, the sub-advisor did manage other registered investment companies with investment objectives and strategies substantially similar to those of the Fund and the performance of those registered investment companies is reflected in the composite.

10.  Please provide the basis for applying the charges, expenses, and fees of the Fund’s Class I shares to the composite performance, rather than the charges, expenses, and fees of the Fund’s Class A shares.

Response:  The Fund anticipates that it will be marketed for distribution to institutions and other investors that will purchase Class I shares, and that the substantial majority of its shareholders will hold Class I shares, the class with the greatest net assets.  In this regard, the Fund notes that it will offer Class A shares solely as a means for providing interested broker-dealers with retail sales platforms the opportunity to sell shares of the Fund to retail investors.  The Fund will not focus its distribution and marketing efforts on retail investors, and it anticipates that retail shareholders will comprise a significant minority of its shareholders.  The Fund believes that composite performance reflecting charges, expenses, and fees of its Class I shares will be more meaningful to these investors.  In addition, to clarify the effect of applying Class I expenses rather than Class A expenses to the composite, the Fund also disclose that the returns presented would have been lower had the composite reflected the estimated charges, expenses, and fees of the Fund’s Class A shares.

11.  Please explain why the BofA Merrill Lynch 0-3 Year and Credit Suisse Leveraged Loan Index are appropriate broad-based securities market indices for the composite.

Response:  The Registrant has confirmed with the Fund’s advisor and sub-advisor that the BofA Merrill Lynch 0-3 Year is an appropriate performance measure for its short duration strategy and is also used by other registered investment companies employing a short duration strategy.  The Credit Suisse Leveraged Loan is an additional index for leverage loans which are principal investments of the accounts in the composite and which the Fund will also invests.

12.  Please confirm in the response letter whether the removal of cash flows is required or permitted under the Global Investment Performance Standards (GIPS).  If is not required under GIPS , please provide returns to include cash flows or represent that the exclusion of cash flows from the composite returns is not material or misleading.

Response:  The Registrant has confirmed with the Fund’s sub-advisor that GIPS requires the removal of cash flows in the calculation of composite returns.

STATEMENT OF ADDITIONAL INFORMATION

Other Pooled Investment Vehicles

13.  Please confirm the extent the Fund expects to invest in “Other Pooled Investment Vehicles”.

Response:  The Registrant has confirmed with the Fund’s advisor that the Fund’s in investment other pooled investment vehicles, if any, in would be immaterial.

Investment Restrictions

14.  With respect to loan participations, disclose the lending bank or intermediary and the borrower will be considered issuers if the participation does not shift to the Fund the direct creditor-debtor relationship.

Response:  The Fund currently discloses that “In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as "issuers"” under Loan Participation on page B-13 of the SAI.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer